Mail Stop 6010

                                                January 4, 2006


Paul F. McLaughlin
Chairman and Chief Executive Officer
Rudolph Technologies, Inc.
One Rudolph Road
Flanders, New Jersey 07836

Re:	Rudolph Technologies, Inc.
	Amendment No. 2 to Joint Proxy Statement/Prospectus on Form
S-4
      Filed December 30, 2005
	File No. 333-127371

Dear Mr. McLaughlin:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

What do I need to do to make an election, page 7

1. Please reconcile your disclosure here and on page 120 apparently reserving the right to extend the election deadline following the date of mailing the election form with your response to prior comment
2 that the election deadline will be no later than the date of the special meetings.

Background of the Merger, page 63

2. We note your response to prior comment 9 that no opinions were issued by the cited legal counsel. However, your disclosure indicates that several key decisions regarding the transaction were based on the advice of legal counsel. For example, we note your disclosure on pages 67, 70, 77 and 80. We assume that this advice was based on counsel`s opinion regarding the governing law. Therefore, even if the opinion was not written, you should provide the required disclosure regarding such opinions and file all required consents.

3. We note your revisions in response to prior comment 10. Please further revise your disclosure to clarify that Needham & Company previously issued an opinion that the merger consideration to be received by the August Technology shareholders in the previously proposed merger with Nanometrics was fair from a financial point of view. Please indicate the date of that opinion.

Material United States Federal Income Tax Consequences of the
Merger,
page 107

4. We note that some of your disclosure under the headings "Exchange of Shares of August Technology Common Stock..." and "Tax Character of
Gain on Receipt of Rudolph Common Stock and Cash" regarding the material federal income tax consequences remains qualified by the word "generally." Given the reservations made in your "General" disclosure on page 107, it is unclear why you must qualify the remaining tax disclosure. If doubt exists for reasons beyond those explained in the "General" disclosure, you should explain the reasons for the doubt, the degree of uncertainty and the possible outcomes, and provide appropriate risk factor disclosure.

5. In addition, we note your disclosure in the third sentence under
the heading "Tax Character of Gain on Receipt of Rudolph Common
Stock
and Cash" on page 109 that "there are circumstances under which all
or a part of any gain that such shareholder recognizes in the merger
would be treated as a dividend instead of capital gain...."
Please
describe those circumstances and the outcome(s) if all or a part of any gain was treated as a distribution of a dividend instead of capital gain.

Conditions to Obligations to Complete the Merger, page 132

6. We note the first paragraph of your response to prior comment
20
and your related disclosure in the last paragraph of this section. Please tell us why issuing a press release would be sufficient in the event of an amendment or waiver of any of the material conditions to the completion of the merger prior to the respective shareholders` meetings.

7. Please disclose the second paragraph of your response to comment
20 in your letter dated December 29, 2005.

Undertakings

8. We note your revisions in response to comment 21 in our letter dated December 22, 2005. Please also revise your undertakings to include the undertakings required by Item 512(a)(5) and (6) of Regulation S-K.

9. We note that you have deleted the undertakings required by Item 22(b) and (c) of Form S-4. Please revise to include all required undertakings.

Exhibits

10. The footnote that you cite in your response to comment 22 refers to circumstances in which the confidentiality agreement is immaterial. It is unclear how you concluded that your confidentiality agreement is immaterial given the circumstances of your transaction.

Exhibit 5.1

11. Please note that we may have further comment after you file an opinion regarding whether the rights are binding obligations of the registrant.

12. Regarding your response to prior comment 25:
* Please tell us why the board has not yet authorized the issuance of these shares. Also tell us why you have not disclosed the lack of board authorization.
* It is unclear why clause (ii) of the opinion includes the condition regarding stockholder approval of the issuance of the common stock since that condition appears in clause (i).
* It is unclear why conditions regarding Nasdaq and SEC filings are necessary in an opinion governing the state law matters required to be addressed by Item 601(b)(5) of Regulation S-K.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Tim Buchmiller at (202) 551-3635 or me at
(202)
551-3617 with questions regarding our comments.

            Sincerely,



            Russell Mancuso
            Branch Chief


cc:	David M. Schwartzbaum, Esq. (via fax)
	Thomas R. King, Esq. (via fax)
	Robert K. Ranum, Esq. (via fax)
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Paul F. McLaughlin
Rudolph Technologies, Inc.
January 4, 2006
Page 4